INVESTOR PRESENTATION MARCH 2018 Exhibit 99.1

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. 2

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the consummation of the Fermacell acquisition and integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward- looking statements or information except as required by law. 3

PAGE USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Adjusted EBIT margin; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”) These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non- GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. 4

PAGE AGENDA • Strategic Focus and Business Overview • North America Fiber Cement • International Fiber Cement • Capital Management Framework • Appendix 5

PAGE 6 BRAND PROMISE Build on industry leadership through unrivaled commitment to manufacturing, R&D, technology and capacity planning PEOPLE Continue to invest in the safety, development and promotion of our people MARKET POSITION Grow fiber cement market share in all geographies we operate in NON-FIBER CEMENT Develop other streams of growth beyond fiber cement DRIVING PROFITABLE GROWTH DELIVERING SUPERIOR RETURNS OUR STRATEGIC FOCUS

PAGE • Annual net sales US$2.0b • Total assets US$2.2b • Strong operational cash generation • Operations in North America, Asia Pacific and Europe • 3,577 employees • Market cap US$8.1b • S&P/ASX 100 company • NYSE ADR listing Market capitalization per Bloomberg as at 15 February 2018. Total assets as at 31 December 2017 and employees as at 31 March 2017. Annual net sales is for the twelve months ended 31 December 2017. A GROWTH FOCUSED COMPANY 7

PAGE North America 78% 8 WORLD LEADER IN FIBER CEMENT Geographic Mix¹ Net Sales EBIT ² 1 All percentages are for the fiscal year ended 31 March 2017 ² EBIT – excludes research and development and asbestos-related expenses and adjustments International 22% International 22% North America 78%

PAGE GROUP OVERVIEW 3rd QUARTER FY18 RESULTS 9 1 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment and tax adjustments 2 Excludes Asbestos related expenses and adjustments Adjusted Net Operating Profit1 Adjusted Diluted EPS1 3rd Qtr Nine Months 3rd Qtr Nine Months US$69.9M 33% US$205.5M 6% US16 cents 33% US47 cents 7% Adjusted EBIT 2 Net Operating Cash Flow 3rd Qtr Nine Months Nine Months US$97.4M 33% US$289.8M 5% US$239.4M 10% Adjusted EBIT Margin % 2 3rd Qtr Nine Months 19.7% 3.5 pts 19.0% 0.4 pts

PAGE KEY THEMES 3rd QUARTER FY18 RESULTS 10 • Higher volumes and net sales in North America Fiber Cement and International Fiber Cement segments • Higher average net sales price in North America Fiber Cement segment • North America Fiber Cement: YTD EBIT margin of 23.8%; manufacturing stabilizing, volume improving • International Fiber Cement: YTD EBIT margin of 23.6%; strong performance

PAGE Research & Development: Significant and consistent investment • US$30.3m spent on Research & Development in FY17 and US$24.4m in 9M FY18 • US$493.9m spent on Research & Development since 2000 11 CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE History of Fiber Cement Substrate Development James Hardie Siding Products

DRIVING CATEGORY AND MARKET SHARE GAINS

North America External Cladding Share[1]


8%
19%
8%
8%
10%
26%
21%
Fiber Cement
Vinyl
Wood (including engineered wood)
Stucco
Brick
Stone
Other (aluminium etc)

35/90 Plan
- Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives
- Maintain JHX's category share at 90%

Currently:
- JHX wins ~90% of the fiber cement category, while fiber cement used in ~19% of the total market
- Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 65-70% of total market.

[1]Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence

James Hardie
PAGE 12

PAGE Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick Fiber Cement Vinyl Engineered Wood Fire resistant Hail resistant Resists warping Resists buckling Lasting color Dimensional stability Can be repainted ? ? ? ? ? ? ? ? ? ? ? ? ? ? 13 DELIVERING SUPERIOR PRODUCT PERFORMANCE

PAGE Siding Primary Products Soffit Trim / Fascia Backerboard Commercial Exteriors Flooring Interior Walls / Ceilings Brand Portfolio U.S. & Europe Asia Pacific BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS 14

PAGE ¹ As at 31 March 2017 2 Production at our Summerville, South Carolina plant was suspended in November 2008. We re-commissioned this plant in 1Q FY18 and it continues to start-up as planned. North America Plant Locations NORTH AMERICA FIBER CEMENT SEGMENT Tacoma, WA Reno, NV Fontana, CA Waxahachie, TX Cleburne, TX Plant City, FL Pulaski, VA Peru, IL 15 • Largest fiber cement producer in North America • 2,390 employees1 • 9 manufacturing plants2 • 2 research and development facilities 9 mths FY18 9 mths FY17 Net Sales US$1,168.0m US$1,105.7m EBIT US$278.5m US$267.8m EBIT Margin (US$) 23.8% 24.2% Summerville, SC

PAGE 16 2.4 3.7 0.2 0.1 0.7 0.3 FY10 Nameplate FY13 Wax Restart FY14 Fontana Restart FY17 Start Ups FY18 Start Ups FY18 Nameplate NORTH AMERICA MANUFACTURING CAPACITY Capacity Expansion Since Housing Downturn (billion stdft) • Fontana 1 • Plant City 4 • Cleburne 3 Future capacity additions: • FY19 & FY20 greenfield additions: Tacoma (300 mmsf) + Alabama (600 mmsf) • Fontana 2 • Waxahachie 1 • Plant City 3 • Summerville 1

PAGE ¹ Nameplate capacity as at 31 March 2017. The calculated annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. 2 Started construction of a greenfield expansion in Tacoma, commissioning expected in 1Q FY19. This incremental capacity is not included in the above table. 3 Incremental capacity of Plant City SM3, the 4th active sheet machine at that facility, which was commissioned in 1Q FY18 and completed start up in 2Q FY18 4 Production at our Summerville plant was suspended in November 2008. We re-commissioned this plant in 1Q FY18 and it continues to start-up as planned. NORTH AMERICA MANUFACTURING CAPACITY 17 North America Plant Locations Owned / Leased Design Capacity (mmsf)¹ Cleburne, Texas Owned 666 Peru, Illinois Owned 560 Plant City, Florida Owned 500 Pulaski, Virginia Owned 600 Reno, Nevada Owned 300 Tacoma, Washington2 Owned 200 Waxahachie, Texas Owned 360 Fontana, California Owned 250 Total 3,436 Total Capacity Entering FY18 Plant City, Florida3 Owned 100 Summerville, South Carolina4 Owned 190 Total 3,726

PAGE NORTH AMERICA FIBER CEMENT SUMMARY Volume • FY17 capacity constraint dampened FY18 demand • Marginal volume growth … Exterior volume in line with market index growth for the quarter Price • Favorably impacted by annual change in our strategic pricing effective April 2017; and tactical pricing strategies EBIT • EBIT for the quarter increased compared to pcp: • Higher average net sales price and improved plant performance • Partially offset by higher input and freight costs • EBIT for the nine months increased compared to pcp: • Higher average net sales price, partially offset by higher production costs 18 Q3'18 9 Months FY18 Net Sales US$376.8M US$1,168.0M 7% 6% Sales Volume 528.9 mmsf 1,652.0 mmsf 2% 1% Average Price US$705 per msf US$700 per msf 5% 5% EBIT US$101.3M US$278.5M 34% 4%

PAGE NORTH AMERICA DELIVERED UNIT COST 19 Delivered unit cost improved quarter to quarter throughout FY18 • Improvements in manufacturing inefficiencies and production cost • Experiencing higher input costs

PAGE AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS 20 North America Fiber Cement 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau $0 $400 $800 $1,200 $1,600 0 500 1,000 1,500 2,000 2,500 3,000 R e v e n u e ( U S $ M ) J H V o l u m e ( m m s f ) , S t a r t s ( 0 0 0 s U n i t s ) Top Line Growth1 JH Volume Housing Starts JH Revenue • US housing conditions remain favorable • New construction starts continue modest single- digit growth

PAGE North America Fiber Cement ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS 21 • Strategic price increase effective April 2017 • Satisfied with tactical pricing and price positioning 630 616 641 666 669 665 700 550 590 630 670 710 FY12 FY13 FY14 FY15 FY16 FY17 9 Months FY18 U S $ p e r M S F Average Net Sales Price

PAGE 0 5 10 15 20 25 30 0 20 40 60 80 100 120 FY13 FY14 FY15 FY16 FY17 FY18 E B I T M a r g i n E B I T U S $ M Quarterly EBIT and EBIT Margin1 EBIT EBIT/Sales NORTH AMERICA DELIVERING STRONG RETURNS 22 1 Excludes asset impairment charges of US$5.8 million in Q3 FY13 and US$11.1 million in Q4 FY13 YTD 31 December 2018 EBIT Margin % in target range, but down 40 bps to 23.8% compared to pcp

PAGE 23 Volume • Growth primarily in our Australian and Philippines businesses Lower average selling price compared to pcp • Favorably impacted by modest annual changes in strategic pricing in Australia • Adversely impacted by tactical pricing strategies and volume growth in the Philippines EBIT • Strong result in our Australian business. Higher market penetration and improved manufacturing performance INTERNATIONAL FIBER CEMENT SUMMARY Q3'18 9 Months FY18 Net Sales US$114.5M US$349.2M 15% 13% Sales Volume 131.7 mmsf 399.8 mmsf 14% 11% Average Price US$773 per msf US$775 per msf 2% 1% EBIT US$25.4M US$82.4M 16% 15%

PAGE INTERNATIONAL FIBER CEMENT (USD) 24 Australia • Strong market and PDG performance • EBIT favorably impacted by volume, price and manufacturing performance New Zealand • Higher net sales driven by higher volume • Q3 EBIT unfavorably impacted by plant performance Philippines • Tactical pricing and foreign translation unfavorably impacted EBIT • Nine months EBIT higher in local currency Europe • Lower volume in certain regions • EBIT favorably impacted by lower SG&A expenses

PAGE 0 5 10 15 20 25 30 35 Q1 FY2013 Q3 FY2013 Q1 FY2014 Q3 FY2014 Q1 FY2015 Q3 FY2015 Q1 FY2016 Q3 FY2016 Q1 FY2017 Q3 FY2017 Q1 FY2018 Q3 FY2018 INTERNATIONAL DELIVERING STRONG RETURNS 1 EBIT and EBIT margin excludes New Zealand weathertightness claims Quarterly EBIT and EBIT Margin1 EBIT EBIT Margin 25 International Fiber Cement Segment

INTERNATIONAL MANUFACTURING CAPACITY

International Plant Locations	Owned / Leased	Design Capacity (mmsf)[1]
Australia		
Rosehill, New South Wales	Owned	180
Carole Park, Queensland[2]	Owned	160
New Zealand		
Auckland	Leased	75
Philippines		
Cabuyao City[3]	Owned	145
	Total	**560**



[1] Nameplate capacity as at 31 March 2017. The calculated annual design capacity is based on management's historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16" medium density product at a targeted operating speed.
[2] In 4Q FY18 we announced a brownfield expansion project at our Carole Park, Queensland facility, expected to be completed by 1Q FY21. The incremental capacity is not included in the above table.
[3] Also currently adding additional capacity in the Philippines, expected to be completed in 4Q FY18. The incremental capacity is not included in the above table.

James Hardie
PAGE 26

PAGE FINANCIAL MANAGEMENT SUPPORTING GROWTH 27 Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Strong governance and transparency • Investment-grade financial management • Invest in R&D and capacity expansion to support organic growth • Maintain ordinary dividends within the defined payout ratio • Flexibility for: square4 Cyclical market volatility square4 Accretive and strategic inorganic opportunities square4 Further shareholder returns when appropriate • Conservative leveraging of balance sheet at a target within 1-2 times Adjusted EBITDA excluding asbestos. square4 US$500 million of unsecured revolving credit facility; US$800 million senior unsecured notes at Q3 FY18 square4 Weighted average maturity of 5.0 years on bank debt; 7.2 years on total debt at Q3 FY18 square4 €525m / US$627.4m bridge finance available to fund Fermacell acquisition Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Moody’s S&P Fitch Ba1 affirmed Nov’17 outlook stable BB affirmed Nov’17 outlook stable BBB- affirmed Nov’17 outlook stable

APPENDIX

PAGE USA MARKETPLACE 29

PAGE AUSTRALIA & NEW ZEALAND MARKETPLACE 30

PAGE Ceilings and partitions Philippines Exterior cladding Australia General purpose flooring AustraliaNew Zealand Interior walls 31 AUSTRALIA, NEW ZEALAND & PHILIPPINES CORE MARKETS

PAGE FINANCIAL SUMMARY 1 Excludes Asbestos related expenses and adjustments 2 Excludes AICF interest income/expense 32 US$ Millions Q3'18 Q3'17 % Change 9 Months FY18 9 Months FY17 % Change Net Sales North America Fiber Cement 376.8$ 350.9$ 7 1,168.0$ 1,105.7$ 6 International Fiber Cement 114.5 99.5 15 349.2 309.0 13 Other Businesses 3.8 3.4 12 11.4 12.6 (10) Total Net Sales 495.1$ 453.8$ 9 1,528.6$ 1,427.3$ 7 EBIT North America Fiber Cement 101.3$ 75.5$ 34 278.5$ 267.8$ 4 International Fiber Cement 25.4 21.9 16 82.4 71.5 15 Other Businesses (1.9) (2.1) 10 (5.8) (4.7) (23) Research & Development (7.2) (6.2) (16) (20.5) (18.3) (12) General Corporate1 (20.2) (15.6) (29) (44.8) (39.1) (15) Adjusted EBIT 97.4$ 73.5$ 33 289.8$ 277.2$ 5 Net interest expense2 (8.6) (7.0) (23) (22.6) (19.5) (16) Other income 0.6 1.4 (57) 0.2 1.2 (83) Adjusted income tax expense (19.5) (15.3) (27) (61.9) (64.9) 5 Adjusted net operating profit 69.9$ 52.6$ 33 205.5$ 194.0$ 6 Three Months and Nine Months Ended 31 December

PAGE FY13 FY14 FY15 FY16 FY17 Net Sales US$m 914 1,084 1,225 1,335 1,493 Sales Volume mmsf 1,468 1,673 1,822 1,969 2,215 EBIT US$m¹ 166 235 290 352 344 EBIT Margin %¹ 18 22 24 26 23 33 1 Excludes asset impairment charges of US$16.9 million in FY13 NORTH AMERICA FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

PAGE 1 Excludes New Zealand weathertightness claims FY13 FY14 FY15 FY16 FY17 Net Sales US$m 399 398 418 379 412 Sales Volume mmsf 414 441 484 481 487 EBIT US$m¹ 75 86 90 78 95 EBIT Margin %¹ 19 22 22 21 23 34 INTERNATIONAL FIBER CEMENT – 5 YEAR RESULTS OVERVIEW

PAGE Net sales increased 9% • Higher average net sales price and volume in the North America Fiber Cement segment • Strong volume growth in International Fiber Cement Gross profit increased 18%, gross margin % up 270 bps SG&A expenses increased 4% • SG&A expenses as a percentage of sales decreased 70 bps Adjusted net operating profit increased 33% • North America Fiber Cement segment EBIT increased 34% versus pcp • International Fiber Cement segment EBIT increased 16% versus pcp RESULTS – 3rd QUARTER FY18 35 1 Excludes Asbestos related expenses and adjustments 2 Excludes Asbestos related expenses and adjustments, loss on early debt extinguishment and other tax adjustments US$ Millions Q3'18 Q3'17 % Change Net sales 495.1 453.8 9 Gross profit 182.9 155.0 18 SG&A expenses (77.7) (74.6) (4) EBIT 143.9 108.7 32 Net operating profit 79.9 87.9 (9) Adjusted EBIT 1 97.4 73.5 33 Adjusted net operating profit 2 69.9 52.6 33 Three Months Ended 31 December

PAGE NORTH AMERICA INPUT COSTS • Freight market prices increased 21% compared to pcp • The price of NBSK pulp increased 19% compared to pcp • Electricity prices are up 9% compared to pcp • Cement prices continue to rise, up 5% compared to pcp • Gas prices are down 5% compared to pcp 36 The information underlying the table above is sourced as follows: • Pulp – Cost per ton – from RISI • Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration • Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration • Cement – Relative index from the Bureau of Labor Statistics • Freight – Cost per mile – from Dial-a-Truck Solutions • Gas and Electric prices for Q3’18 are based on Q2’18 actuals 0 1 2 3 4 5 6 7 8 9 10 0 200 400 600 800 1,000 1,200 1,400 Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Q2'18 Q3'18 C e m e n t , G a s , E l e c t r i c a n d F r e i g h t P r i c e s P u l p P r i c e s Quarterly US Input Costs PULP GAS ELECTRIC CEMENT FREIGHT

PAGE North America Fiber Cement EBIT summary • Q3 EBIT increased 34% and nine months EBIT increased 4% compared to pcp • Quarter increase primarily driven by higher net sales and lower production costs • Nine months increase primarily driven by higher net sales price, partially offset by higher production cost SEGMENT EBIT – 3rd QUARTER and NINE MONTHS FY18 37 International Fiber Cement EBIT summary • Q3 EBIT increased 16% and nine months EBIT increased 15% compared to pcp • Strong volume growth in Australia and the Philippines • Favorable conditions in our addressable markets and increased market penetration in Australia during the year 84.4 75.5 101.3 266.8 267.8 278.5 0 50 100 150 200 250 300 FY16 FY17 FY18 U S $ M i l l i o n s North America Fiber Cement Q3 EBIT 9 months 16.2 21.9 25.4 58.4 71.5 82.4 0 15 30 45 60 75 90 FY16 FY17 FY18 U S $ M i l l i o n s International Fiber Cement Q3 EBIT 9 months

PAGE Other Businesses • Additional investments in product and manufacturing capabilities R&D • On strategy to invest 2-3% of net sales • Increased spend for Other Businesses segment, and overall increase in number of projects General Corporate Costs • Higher discretionary spend and increase in foreign exchange losses during the nine months, partially offset by the gain on the sale of a storage building near our Fontana facility in Q1 FY18 SEGMENT EBIT – 3rd QUARTER and NINE MONTHS FY18 38 1 Excludes Asbestos related expenses and adjustments (2.1) (2.1) (1.9) (6.2) (4.7) (5.8) (7) (6) (5) (4) (3) (2) (1) 0 FY16 FY17 FY18 U S $ M i l l i o n s Other Businesses Q3 EBIT 9 months (5.5) (6.2) (7.2) (17.5) (18.3) (20.5) (25) (20) (15) (10) (5) 0 FY16 FY17 FY18 U S $ M i l l i o n s Research and Development Q3 EBIT 9 months (11.4) (15.6) (20.2) (35.0) (39.1) (44.8)(50) (40) (30) (20) (10) 0 FY16 FY17 FY18 U S $ M i l l i o n s General Corporate Costs1 Q3 EBIT 9 months

PAGE 1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest (income) expense 2 Excludes tax effects of Asbestos, loss on early debt extinguishment and other tax adjustments 23.1% estimated adjusted effective tax rate for the year • YTD Adjusted income tax expense decrease driven by a reduction of the US tax rate • Income taxes are paid and payable in Ireland, the US, Canada, New Zealand and the Philippines • Income taxes are not currently paid or payable in Europe (excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to contributions to AICF INCOME TAX 39 US$ Millions Q3’18 Q3’17 9 Months FY18 9 Months FY17 Operating profit before taxes 110.1 102.9 277.5 295.9 Asbestos adjustments1 (46.8) (35.0) (36.2) (37.0) Loss on early debt extinguishment 26.1 - 26.1 - Adjusted operating profit before income taxes 89.4 67.9 267.4 258.9 Adjusted income tax expense2 (19.5) (15.3) (61.9) (64.9) Adjusted effective tax rate 21.8% 22.5% 23.1% 25.1% Income tax expense (30.2) (15.0) (73.8) (63.9) Income taxes paid 33.7 42.4 Income taxes payable 31.0 5.7 Three Months and Nine Months Ended 31 December

PAGE 1 CASHFLOW 40 Decrease in net operating cash flow • Building inventory levels • Increase in the payment to AICF Higher investing activities • Increase in capacity expansion related capital expenditures • Includes proceeds from the sale of a storage building near our Fontana facility Cash provided by financing activities • Driven by net proceeds of our senior unsecured notes • Partially offset by associated call redemption premium, debt issuance and lower share buyback activity 1 Excludes AP related to capital expenditures 2 Includes capitalized interest 3 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF 4 Includes debt issuance costs US$ Millions 9 Months FY18 9 Months FY17 Change (%) Net Income 203.7 232.0 (12) Adjustment for non-cash items 62.1 50.5 23 Annual AICF contribution (102.2) (91.1) (12) Operating working capital1 10.0 75.3 (87) Other net operating activities 65.8 (0.9) Cash Flow from Operations 239.4 265.8 (10) Purchases of property, plant and equipment2 (151.9) (60.1) Proceeds from sale of property, plant and equipment 7.9 - Free Cash Flow3 95.4 205.7 (54) Dividends paid (131.3) (130.2) (1) Net repayments of credit facilities (175.0) (80.0) Net proceeds from senior unsecured notes4 386.1 75.6 Call redemption premium paid to note holders (19.5) - Share related activities 0.2 (96.6) Free Cash Flow after Financing Activities 155.9 (25.5)

PAGE CAPITAL EXPENDITURES • YTD CAPEX spend of US$148.8 million increased US$90.3 million compared to pcp • North America capacity projects during Q3 FY18: square4 Continued the start-up at our Summerville facility square4 Continued construction of a greenfield expansion in Tacoma, expected commissioning Q1 FY19 square4 Continued planning of our Prattville, Alabama facility. Expected commissioning 1H FY20 • Continued to expand capacity at our Philippines facility, expected to be completed in Q4 FY18 • Announced A$28.5 million brownfield expansion project at our Carole Park facility in Australia, expected to be commissioned by Q1 FY21 0 10 20 30 40 50 60 70 Q1 FY17 Q2 FY17 Q3 FY17 Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 U S $ M i l l i o n s CAPEX Spend Capacity Maintenance & Other 41

PAGE 1 As Reported 9 Months FY18 figures converted using 9 Months FY17 weighted average exchange rates 2 Reflects the difference between 9 Months FY18 As Reported and 9 Months FY18 using 9 Months FY17 weighted average exchange rates CHANGES IN AUD vs. USD 42 $ Favorable (Unfavorable) % 3.4 - 1.5 - 1.1 t 1% (2.3) u 1% Translation Impact 2 US$ Millions 9 Months FY18 9 Months FY17 % Change 9 Months FY18 % Change Net sales $ 1,528.6 1,427.3 t 7% $ 1,525.2 t 7% Gross profit 539.1 513.9 t 5% 537.6 t 5% Adjusted EBIT 289.8 277.2 t 5% 288.7 t 4% Adjusted net operating profit $ 205.5 194.0 t 6% $ 207.8 t 7% As Reported Excluding Translation Impact 1

PAGE LIQUIDITY PROFILE 43 Strong balance sheet square4 US$231.3 million cash square4 US$552.6 million net debt 3 at 31 December 2017 square4 100% liquidity on bank debt at 31 December 2017 Corporate debt structure square4 US$400 million 4.75% senior unsecured notes maturing January 2025 square4 US$400 million 5.00% senior unsecured notes maturing January 2028 square4 US$500 million unsecured revolving credit facility, with a December 2022 maturity square4 €525m (US$627.4m) bridge finance available2 Leverage strategy square4 1.22x net debt to Adjusted EBITDA excluding asbestos; within the 1-2x leverage target range $800 $800 $500 $627 $250 Available Debt Outstanding at 31 December 2017 Debt Profile US$ Millions Senior Notes Bank Facilities Bridge Accordion 1 2 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved 2 On 13 December 2017, a 364-day term loan bridge facility was executed to facilitate the Fermacell acquisition. The facility limit is €525 million, or US$627.4 million equivalent at 31 December 2017. The facility was undrawn at 31 December 2017 3 Includes debt issuance costs (US$16.2 million)

PAGE ASBESTOS CLAIMS DATA 44 • Quarter and nine months claims received were 9% below and in line with actuarial estimates, respectively • Quarter and nine months claims received decreased 8% and increased 1%, respectively, compared to pcp • Mesothelioma claims reported during the nine months: • 8% above actuarial estimates • 7% higher than pcp • Average claim settlement for the nine months was 8% below actuarial estimates: square4 Lower average claim settlement sizes across most disease types square4 Lower average claim size for non-large mesothelioma claims square4 Favorable large claims experience 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim 131 144 143 433 432 428 Q3'18 Actuals Q3'18 Actuarial Estimates Q3'17 Actuals 9 Months FY18 Actuals 9 Months FY18 Actuarial Estimates 9 Months FY17 Actuals Claims Received 254,000 283,000 195,000 261,000 283,000 215,000 Q3'18 Actuals Q3'18 Actuarial Estimates Q3'17 Actuals 9 Months FY18 Actuals 9 Months FY18 Actuarial Estimates 9 Months FY17 Actuals Average Claim Settlement (A$)1

PAGE NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd 45

PAGE NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: 46 Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies.

PAGE Financial Measures – US GAAP equivalents NON-US GAAP FINANCIAL MEASURES 47 Adjusted EBIT US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 EBIT 143.9$ 108.7$ 325.0$ 315.0$ Asbestos: Asbestos adjustments (47.0) (35.6) (36.5) (39.0) AICF SG&A expenses 0.5 0.4 1.3 1.2 Adjusted EBIT 97.4$ 73.5$ 289.8$ 277.2$ Net sales 495.1$ 453.8$ 1,528.6$ 1,427.3$ Adjusted EBIT margin 19.7% 16.2% 19.0% 19.4% Three Months and Nine Months Ended 31 December Adjusted net operating profit US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 Net operating profit 79.9$ 87.9$ 203.7$ 232.0$ Asbestos: Asbestos adjustments (47.0) (35.6) (36.5) (39.0) AICF SG&A expenses 0.5 0.4 1.3 1.2 AICF interest (income) expense, net (0.3) 0.2 (1.0) 0.8 Loss on early debt extinguishment 26.1 - 26.1 - Asbestos, loss on early debt extinguishment and other tax adjustments 10.7 (0.3) 11.9 (1.0) Adjusted net operating profit 69.9$ 52.6$ 205.5$ 194.0$ Three Months and Nine Months Ended 31 December

PAGE 48 NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Q3'18 Q3'17 9 Months FY18 9 Months FY17 Adjusted net operating profit (US$ Millions) 69.9$ 52.6$ 205.5$ 194.0$ Weighted average common shares outstanding - Diluted (millions) 442.0 441.6 441.7 444.8 Adjusted diluted earnings per share (US cents) 16 12 47 44 Three Months and Nine Months Ended 31 December Adjusted effective tax rate US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 Operating profit before income taxes 110.1$ 102.9$ 277.5$ 295.9$ Asbestos: Asbestos adjustments (47.0) (35.6) (36.5) (39.0) AICF SG&A expenses 0.5 0.4 1.3 1.2 AICF interest (income) expense, net (0.3) 0.2 (1.0) 0.8 Loss on early debt extinguishment 26.1 - 26.1 - Adjusted operating profit before income taxes 89.4$ 67.9$ 267.4$ 258.9$ Income tax expense (30.2)$ (15.0)$ (73.8)$ (63.9)$ Asbestos, loss on early debt extinguishment and other tax adjustments 10.7 (0.3) 11.9 (1.0) Adjusted income tax expense (19.5)$ (15.3)$ (61.9)$ (64.9)$ Effective tax rate 27.4% 14.6% 26.6% 21.6% Adjusted effective tax rate 21.8% 22.5% 23.1% 25.1% Three Months and Nine Months Ended 31 December

PAGE NON-US GAAP FINANCIAL MEASURES 49 Adjusted EBITDA excluding Asbestos US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 EBIT 143.9$ 108.7$ 325.0$ 315.0$ Depreciation and amortization 23.4 22.6 68.6 62.5 Adjusted EBITDA 167.3$ 131.3$ 393.6$ 377.5$ Asbestos: Asbestos adjustments (47.0) (35.6) (36.5) (39.0) AICF SG&A expenses 0.5 0.4 1.3 1.2 Adjusted EBITDA excluding Asbestos 120.8$ 96.1$ 358.4$ 339.7$ Three Months and Nine Months Ended 31 December Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Q3'18 Q3'17 9 Months FY18 9 Months FY17 SG&A expenses 77.7$ 74.6$ 226.2$ 215.7$ Excluding: AICF SG&A expenses (0.5) (0.4) (1.3) (1.2) Adjusted SG&A expenses 77.2$ 74.2$ 224.9$ 214.5$ Net sales 495.1$ 453.8$ 1,528.6$ 1,427.3$ SG&A expenses as a percentage of net sales 15.7% 16.4% 14.8% 15.1% Adjusted SG&A expenses as a percentage of net sales 15.6% 16.4% 14.7% 15.0% Three Months and Nine Months Ended 31 December

INVESTOR PRESENTATION MARCH 2018